

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act
P.E. 1-13-03



03000780

March 5, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3-5-2003

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Re: Kimberly-Clark Corporation
Incoming letter dated January 13, 2003

Dear Mr. Rossi:

This is in response to your letter dated January 13, 2003 concerning the shareholder proposal submitted to Kimberly-Clark by Chris Rossi. On January 10, 2003, we issued our response expressing our informal view that Kimberly-Clark could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Ronald D. McCray
Vice President, Associate General Counsel
and Secretary
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

Jan 13 03

Emil Rossi
P.O. box 249
Boonville Ca 95415

January 13, 2003
Head man at SEC
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549

Chairman of SEC,

The Rossi Family submitted a number of proposals, amongst them were three sent to Kimberly Clark, Philip Morris and SBC. Kimberly Clark's was mailed on November 6, 2002 and was picked up on November 13, 2002. Dead line date was November 12 2002. Philip Morris was mailed November 15, 2002 and picked up on November 21, 2002. Dead line date November 18, 2002. SBC was mailed November 6, 2002 and picked up on November 12, 2002. All were mailed certified mail. Certified mail is delivered in 2 or 3 days. When they saw the dates sent they should have accepted them as timely. Apparently they all waited till the past due date knowing they were from the Rossi Family containing proposals that are not popular with management. As our proposals are about making management more accountable. Especially our proposal to change auditors every 4 years. We have seen this last year how fraudulent and misleading things are O.K.'d by auditors, who as most people do to protect their jobs, which is human nature. This is why our proposal is so important. It seems most Companies have some skeleton in their closet and why they fight this so strongly. How can we get confidence back to investors if the SEC allows these lawyers to pull this kind of crap. There is time to make these companies place these proposals on the proxy. Also included is the letter sent to SEC on December 23, 2002

Sincerely,

Emil Rossi
Emil Rossi

cc Barbara Boxer
cc Dianne Feinstein
cc Mike Thompson

Chris Rossi
P.O. Box 249
Boonville, Ca. 95415

December 23, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street , N.W.
Washington , D.C. 20549

Re : Chris Rossi Proposal 2003 Kimberly-Clark Proxy Material

Ladies and Gentlemen :

Kimberly-Clark has provided information that they signed for the proposal a day after the deadline and that the proposal should be excluded because it was not timely . Enclosed is a copy of certified mail and return receipt , showing that it was mailed November 6, 2002 . My proposal was mailed seven days prior to the deadline which shows good faith attempt to meet the deadline . I have clearly seen a pattern by companies to wait until the deadline has passed to sign for shareholder proposals . How far can these companies stretch this ? If I had mailed this October 6, 2002 and they signed for it on November 13, 2002 could they then exclude the proposal because it was noy timely ?

The company's second argument that anything that has to do with auditors relates to the company's ordinary course of business . If this is true , why do we vote to ratify the selection of outside auditor on the proxy ? Is corporate governance a permissible topic for shareholder proposals ? If it is why are outside auditors the centerpiece of all discussion on corporate governance .

The commission in the past has avoided answering these very questions . The time and climate is right for this proposal which seeks to do what many in Congress as well as officials at the Securities and Exchange Commission believe is good corporate governance .

Yours Truly,

Chris Rossi

Chris Rossi